UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tenax Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

88032L605

(CUSIP Number)

August 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88032L605	Page 2 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants (as defined below) held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of warrants (the “Common Warrants”) and/or pre-funded warrants (the “Pre-Funded Warrants” and, together with the Common Warrants, the “Warrants”) held by the Reporting Persons as a result of the Beneficial Ownership Blockers (as defined below). Each of the Common Warrants and the Pre-Funded Warrants contains a provision (the “Beneficial Ownership Blockers”) which precludes exercise of the Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 3 of 14

1.	Names of Reporting Persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 4 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 5 of 14

1.	Names of Reporting Persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 6 of 14

1.	Names of Reporting Persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 7 of 14

1.	Names of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 8 of 14

1.	Names of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,224 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,224 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,224 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

(3)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 88032L605	Page 9 of 14

Item 1.
(a)	Name of Issuer Tenax Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 101 Glen Lennox Drive, Suite 300 Chapel Hill, NC 27517

Item 2.
(a)

Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

	(c)	Citizenship All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

	(d)	Title of Class of Securities Common Stock, $0.0001 par value

	(e)	CUSIP Number 88032L605

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 88032L605	Page 10 of 14

Item 4.	Ownership

	(a)	Amount beneficially owned:

			Venrock Healthcare Capital Partners III, L.P.	355,224 (1)
			VHCP Co-Investment Holdings III, LLC	355,224 (1)
			Venrock Healthcare Capital Partners EG, L.P.	355,224 (1)
			VHCP Management III, LLC	355,224 (1)
			VHCP Management EG, LLC	355,224 (1)
			Nimish Shah	355,224 (1)
			Bong Koh	355,224 (1)

	(b)	Percent of class:

			Venrock Healthcare Capital Partners III, L.P.	9.99% (2)
			VHCP Co-Investment Holdings III, LLC	9.99% (2)
			Venrock Healthcare Capital Partners EG, L.P.	9.99% (2)
			VHCP Management III, LLC	9.99% (2)
			VHCP Management EG, LLC	9.99% (2)
			Nimish Shah	9.99% (2)
			Bong Koh	9.99% (2)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			Venrock Healthcare Capital Partners III, L.P.	0
			VHCP Co-Investment Holdings III, LLC	0
			Venrock Healthcare Capital Partners EG, L.P.	0
			VHCP Management III, LLC	0
			VHCP Management EG, LLC	0
			Nimish Shah	0
			Bong Koh	0

		(ii)	Shared power to vote or to direct the vote:

			Venrock Healthcare Capital Partners III, L.P.	355,224 (1)
			VHCP Co-Investment Holdings III, LLC	355,224 (1)
			Venrock Healthcare Capital Partners EG, L.P.	355,224 (1)
			VHCP Management III, LLC	355,224 (1)
			VHCP Management EG, LLC	355,224 (1)
			Nimish Shah	355,224 (1)
			Bong Koh	355,224 (1)

CUSIP No. 88032L605	Page 11 of 14

(iii)	Sole power to dispose or to direct the disposition of:

	Venrock Healthcare Capital Partners III, L.P.	0
	VHCP Co-Investment Holdings III, LLC	0
	Venrock Healthcare Capital Partners EG, L.P.	0
	VHCP Management III, LLC	0
	VHCP Management EG, LLC	0
	Nimish Shah	0
	Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of:

	Venrock Healthcare Capital Partners III, L.P.	355,224 (1)
	VHCP Co-Investment Holdings III, LLC	355,224 (1)
	Venrock Healthcare Capital Partners EG, L.P.	355,224 (1)
	VHCP Management III, LLC	355,224 (1)
	VHCP Management EG, LLC	355,224 (1)
	Nimish Shah	355,224 (1)
	Bong Koh	355,224 (1)

(1)	Consists of (i) 33,146 shares of Common Stock and 23,370 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 3,312 shares of Common Stock and 2,336 shares of Common Stock issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 171,875 shares of Common Stock and 121,185 shares of Common Stock issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons as a result of the Beneficial Ownership Blockers.

VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

(2)	This percentage is calculated based upon the sum of (i) 3,408,906 shares of the Issuer’s Common Stock outstanding as of August 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024; and (ii) 146,891 shares issuable upon the exercise of the Warrants described in Footnote 1 above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

CUSIP No. 88032L605	Page 12 of 14

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 88032L605	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

Venrock Healthcare Capital Partners III, L.P.			Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC		By:	VHCP Management EG, LLC
Its:	General Partner		Its	:General Partner

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther
	Its:	Authorized Signatory

VHCP Management III, LLC			VHCP Management EG, LLC

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 88032L605	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah

C:	Power of Attorney for Bong Koh